Filed by Alberto-Culver Company
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:
Alberto-Culver Company
(Commission File No. 1-5050)

The following was made available to Vice Presidents of the Sally Beauty and Beauty Systems Group Family of Companies.

VP Question and Answer Supplement

1. Q:	Will the Bonus plans change?

A:	No change to the Bonus plans are currently planned for the time being.

2. Q:	What will happen to my stock?

A:	Both the Consumer Products Unit and Sally/BSG will have publicly traded stock. Alberto-Culver shareholders will receive a one-time special cash dividend of $25.00 for each share of Alberto-Culver that they hold. In addition, Alberto-Culver Company shareholders will own shares in the consumer business and Sally. In the aggregate, Alberto-Culver shareholders will own 52.5 percent of the Sally Beauty Company and 100 percent of the new Consumer Products unit.

3. Q:	How will my Alberto-Culver stock options be impacted? Will the vesting schedule change?

A:	Your Alberto-Culver options will become Sally/BSG options, with the same total value to you immediately after the closing as you have in the Alberto-Culver options immediately before the closing. All options will vest at closing.

4. Q:	How will the cash dividend for my Alberto-Culver stock be handled?

A:	The same as always.

5. Q:	What happens to the Deferred Compensation plan?

A:	As soon as administratively possible after the transaction closes, the amounts payable to the participants less applicable taxes will be distributed.

6. Q:	Why is this transaction in the shareholders’ interest?

A:	The transaction delivers immediate value to shareholders in the form of a special $25 per share special dividend, as well as an ongoing equity interest in two exciting companies with outstanding prospects. Additionally, the recapitalization will resolve some of the channel conflicts that have arisen as Alberto-Culver’s Consumer Products unit and Sally/BSG have continued to grow.

7. Q:	Why should shareholders feel confident that Sally’s/BSG’s management are up to the task of managing an independent public company?

A:

For many years Sally/BSG has operated as an independent unit of Alberto-Culver. As an independent company with strategic priorities that are aligned totally with Sally’s/BSG’s business plan, we believe the company can successfully pursue numerous growth opportunities that were not possible before. For example, the company will now have the opportunity to invest more in general marketing, promotion and advertising, as well as develop other business development capabilities.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks inherent in acquisitions, divestitures and strategic alliances; the pattern of brand sales; loss of distributorship rights; competition within the relevant product markets; loss of one or more key employees; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the Company’s 2005 Annual Report on Form 10-K filed with the SEC and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

In connection with this proposed transaction, a registration statement of New Sally Holdings, Inc., which will contain a proxy statement/prospectus, will be filed with the Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus and all relevant documents filed by Alberto-Culver Company with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Alberto-Culver Company, from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450- 3145.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.